

SECU 05040266 SSION

MAR 29 2005

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51938

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Pristine Securities, LLC d/b/a Mastertrader.com**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7-11 South Broadway
(No. and Street)

White Plains	NY	10601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol Irwin **(914) 682-7613**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinick Sanders Leventhal & Co., LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 16th Floor	New York	NY	10018-7010
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jaime Annexy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pristine Securities, LLC d/b/a Mastertrader.com, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Managing Director

Title

CAROL J. [illegible]
[illegible] Public, State [illegible]
No. 01RI6[illegible]
Qualified in Ro[illegible] County
Commission Expires June 28, 2007



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


WEINICK
SANDERS
LEVENTHAL & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 BROADWAY
NEW YORK, N.Y. 10018-7010
212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

INDEPENDENT AUDITORS' REPORT

To the Member
Pristine Securities, LLC
d/b/a Mastertrader.com

We have audited the accompanying statement of financial condition of Pristine Securities, LLC d/b/a Mastertrader.com as at December 31, 2004, and related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and regulation 1.16 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pristine Securities, LLC d/b/a Mastertrader.com as at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Weinick Sanders Leventhal & Co., LLP

New York, New York
January 28, 2005

PRISTINE SECURITIES, LLC
d/b/a Mastertrader.com

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$272,803
Receivable from clearing broker	364,810
Loan receivable-parent	250,000
Other assets	7,750
Total assets	$895,363

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued expenses and accounts payable	$225,569
Member's equity	669,794
Total liabilities and member's equity	$895,363

The accompanying notes are an integral part of these financial statements.

PRISTINE SECURITIES, LLC
d/b/a Mastertrader.com

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 1 - ORGANIZATION.

Pristine Securities, LLC (the "Company"), a wholly owned subsidiary of Pristine Capital Holdings, Inc., is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc., The National Futures Association (NFA) and the SIPC. The Company is engaged in a customer commission business and introduces all of its customers to a clearing broker pursuant to a fully disclosed clearing agreement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

(a) Basis of Presentation:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Used of Estimates:

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(c) Cash and Cash Equivalents:

Cash equivalents are defined as highly liquid investments with three months or less to maturity. The total on deposit or invested may from time to time be in excess of FDIC or SIPC coverage. However, no loss is anticipated because of this situation.

(d) Income Taxes:

The Company is a limited liability company that is treated as a pass through entity for Federal and State income tax purposes. As such, the owner is required to report the Company's income or loss on its tax returns for the year. The parent company has not provided for a tax sharing or benefit policy for allocating taxes. Accordingly, no provision for income taxes is included in the accompanying financial statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. (Continued)

(e) Intangible Assets:

Costs incurred in the acquisition of the domain name and web site was capitalized and amortized, using the straight-line method, over three years.

(f) Equipment:

Equipment was carried at cost, and was depreciated using the straight-line method over three years. At December 31, 2004 all equipment has been fully depreciated.

NOTE 3 - RELATED PARTY TRANSACTIONS.

The Company restructured the expense sharing agreement it has with its parent company, effective April 1, 2004 for services and common expenses which are shared, exclusive of payroll and related taxes. The agreement is on a month to month basis, and can be terminated at any time. For the year ended December 31, 2004, $756,000 was charged to operations under this agreement.

In addition, the Company entered into, a month to month agreement on a license fee arrangement with a sister entity for a variety of investment and promotional services. Effective April 1, 2004 the Company was charged the license fee based upon usage. For the year ended December 31, 2004 $301,397 was charged to operations.

On December 28, 2004, the Company loaned its parent $250,000. The loan is non-interest bearing and will be repaid beginning in February 2005 at a monthly payment of $2,500, until the principal is paid in full.

NOTE 4 - NET CAPITAL REQUIREMENT.

As a registered broker-dealer and member of the National Association of Security Dealers, Inc., and the National Futures Association the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness or $30,000, whichever is greater. Net capital and aggregated indebtedness change from day to day, but as of December 31, 2004, the Company had net capital of $398,921, which exceeded its minimum requirement by $368,921.